SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 20, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) December 27, 2017 (Registration No. 333-222294), and on November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports an investigation by the israeli tax authority

PARTNER COMMUNICATIONS REPORTS AN INVESTIGATION BY
THE ISRAELI TAX AUTHORITY

ROSH HA'AYIN, Israel, March 20, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reported today that the Israeli Tax Authority ("ITA") is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the ITA. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Chief Financial Officer Tel: +972 (54) 781 4951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: March 20, 2019